This offering is not live or open to the public at this moment.

RockmaniaLive!

The Ultimate Classic Rock Experience

● Small Raise	⌂ Beverly Hills, CA	🏷 Events
0	$0	$250k
Reservations	Raised	Reservation Goal

0% funded with 63 days left

Company (/startup/rockmanialive?preview=true)   **Team (/startup/rockmanialive/team?prev**

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Music-industry heavyweights Abbey Konowitch (former record and television executive at MTV, Disney Music, and Madonna's Maverick Records), Rob Cavallo (Grammy award winning producer of Green Day, Dave Matthews, Fleetwood Mac, and more) and Tommy Tallarico

(creator of global phenomenon Video Games Live), have announced a global music franchise that will be music to the ears of investors - RockmaniaLive!

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To create a global music franchise, similar to Cirque du Soleil or Blue Man Group, that has a scalable brand and production platform that supports simultaneous performances across multiple venues. RockmaniaLive! will deliver the ultimate in multi-media, rock symphonic performances of legendary classic rock albums featuring artists such as Led Zeppelin, The Who, and Pink Floyd. RockmaniaLive! offers classic rock fans a timeless experience that connects them to their favorite rock artists and their music.

Music fans will have an exciting opportunity to make their rock n' roll dreams come true as they become equity-investors in this upcoming global music franchise and multimedia music experience.

RockmaniaLive! delivers the ultimate in multimedia, rock symphonic performances of legendary classic rock albums (i.e. Dark Side of the Moon, Houses of the Holy, and Who's Next) immersed in a multimedia environment. As these artists retire from touring, RockmaniaLive! will provide their millions of fans with a unique live concert experience, all while adding modern production elements.

Created in mid-2015, RockmaniaLive! began with creating compositions of iconic classic rock songs with arrangements from Rob Cavallo and the assistance of the world renowned composer, David Campbell. RockmaniaLive! features the best visual elements utilizing the latest technologies and people. Music has been composed and recorded from such legendary classic rock artists as Led Zeppelin, The Who and Pink Floyd. Rehearsals, production and full build-out of the show will occur in December 2016 with the first full live industry shows scheduled for 2017.

Similar to Cirque du Soleil or Blue Man Group, RockmaniaLive! is a scalable brand and production platform that supports simultaneous performances across multiple venues.

Offering Size: Minimum $250,000; Maximum $1,000,000

Cost per Common Unit: $1

Available Common Shares: 1,000,000

Minimum Investment: $1,000

Subscriptions Closed: November 26, 2016

Take pride in your investment as a shareholder of Rockmania Live! As a shareholder, you'll own a piece of the experience that brings together timeless music and the artists you love. You'll enjoy exclusive access to live music events, backstage access, VIP experiences, and Rockmania Live! merchandise among various other benefits.

Level 1: $1,000 - $1,499

- 1,000 - 1,499 Shares of RockmaniaLive!
- Limited Edition RockmaniaLive! Producer T-Shirt

Level 2: $1,500 - $1,999

- 1,500 - 1,999 Shares of RockmaniaLive!
- Limited Edition RockmaniaLive! Producer T-Shirt
- Forever Pass: Two unlimited tickets for life anywhere in the world

Level 3: $2,000 - $4,999

- 2,000 - 4,900 Shares of RockmaniaLive!
- Limited Edition RockmaniaLive! Producer T-Shirt
- Transferable Forever Pass: Two unlimited tickets for life anywhere in the world that can be shared with a friend. Gift a pair of tickets to anyone, anytime.
- Backstage Access

Level 4: $5,000 - $9,999

- 5,000 - 9,999 Shares of RockmaniaLive!
- Limited Edition RockmaniaLive! Producer T-Shirt

- Transferable Forever Pass: Two unlimited tickets for life anywhere in the world that can be shared with a friend. Gift a pair of tickets to anyone, anytime.

- Backstage Access

- Dinner with Abbey, Tommy, or Rob in Hollywood, NYC, or London at an exclusive club or restaurant

- Dressing room at a show of your choice with catering for up to 4 friends

Level 5: $10,000+

- 10,000+ Shares of RockmaniaLive!

- Limited Edition RockmaniaLive! Producer T-Shirt

- Transferable Forever Pass: Two unlimited tickets for life anywhere in the world that can be shared with a friend. Gift a pair of tickets to anyone, anytime.

- Backstage Access

- Dinner with Abbey, Tommy, or Rob at exclusive Hollywood, New York, or London club or restaurant

- Roadie for a Day: Be part of the crew for a day and see what it really takes to put on the show.

The proceeds from this crowdfunding campaign will be used to create annual shows and build assets the will be used over the next five years.

Up to $50,000 for the marketing and promotion of this campaign has been advanced to the Issuer by StartEngine as part of its Marketing Fund Advance Program, to be recouped by the Issuer regardless of campaign success. All advanced funds will be used in direct support of this campaign and will be verified by StartEngine.

Fully Realized Recreations of Classic Albums and Hits

Multi-screen, dynamic visuals accompany modern adaptations of iconic classic rock albums, performed by a live rock band and singer reminiscent of the originals.

Symphonic Orchestra Accompaniment

An additional layer of unique sound is provided by live orchestra musicians, adapted to the size of the venue.

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Immersive Visual Experience

Complementing the audio experience is a custom-themed movie-grade visual experience that adds depth, emotion, and immersion to powerful instrumentation and vocals.

Scalable Asset Monetization

Like Cirque du Soleil and Blue Man Group, RockmaniaLive! is a scalable entertainment platform that will be performed and licensed in simultaneous locations worldwide.

Proprietary Content Creation

All audio and visual assets are created and owned by RockmaniaLive!, allowing for unencumbered use and deployment.

Multiple Revenue Streams

Revenue will be generated via ticket sales, music sales, merchandise sales, promoter advances, sponsorship and licensing of content to promoter partners.

*RockmaniaLive! owns the intellectual property shown here (publishing excluded) and does not requires approval to use it.

Abbey Konowitch, Founder & Executive Producer

Konowitch is a 35-year industry veteran whose branding credits include establishing MTV as a cultural phenomenon as programming head, co-founding Madonna's Maverick Records, leading Universal's MCA and Disney's Hollywood Records, and working with Whitney Houston, Grateful Dead, Alanis Morissette, Madonna, Sublime, Blink 182, Miley Cyrus and the Jonas Brothers.

Rob Cavallo, Producer (Music)

Multiple Grammy award winning producer and Chairman of Warner Bros. Records who has worked with artists such as Linkin Park, Green Day, My Chemical Romance, Eric Clapton, the Goo Goo Dolls, Dave Matthews Band, Kid Rock, Alanis Morissette, Black Sabbath and Phil Collins. Rob has generated album sales of over 150 million units.

Tommy Tallarico, Producer (Live)

Co-creator & production designer of International Video Games Live & BT's Electronic Opus. Tallarico holds two Guinness Book World Records for the most performances ever done by a touring symphony shows (361) and the largest live symphony show in China.

John Featherstone, Producer (Visual)

Veteran lighting designer/director & founder of Lightswitch who has worked with some of the biggest names in touring including Duran Duran, Van Halen, Inxs and Janet Jackson. Corporate clients include Nintendo, NBA, McDonalds, Chrysler, Boeing, Apple, Nokia and Mercedes Benz. Entertainment clients include Celine Dion, Josh Groban, Andrea Bocelli, Elton John, John Legend and Garth Brooks.

Jijo Reed, Visual Designer

Founder of Sugar Studios LA and 8 time Telly Award Winning Creative Production Designer, also the recipient of the 2015 Horizon Interactive Media Award for The Avenger's Station in NYC's Time Square. Reed has produced screen media for concert tours including Eminem's MTV AWARDS performance and was the Executive Producer of the 2013 Obama Presidential Inauguration concert.

Holly Browde, Business Affairs Executive

Holly's previous positions include V.P., Business Affairs for PolyGram Records, head of Legal and Business Affairs for PolyGram Music Publishing and V.P., Music Business Affairs for Disney. She is a graduate of Wellesley College and the Columbia University School of Law.

Ravin Bisla, Chief Financial Officer

Founder of DealOctane, Co-Founder of HC Angels and Rift Valley Trading LLC. Ravin has extensive experience in financial oversight of growth businesses and the capital-raising process.

"Similarly, reacting to the void in the concert business created by the potential death of some of its most lucrative attractions, industry veteran Abbey Konowitch, who has worked his marketing magic at Arista Records, MTV, Maverick Records, and Disney, has developed, with GRAMMY-winning producer Rob Cavallo, among others, a concept dubbed RockmaniaLive! The live event offers state-of-the-art theatrical recreations of classic rock albums by a band with a symphony orchestra, resulting in a combination of Cirque du Soleil, the Boston Pops and the Fab Faux." - Grammy.com (http://www.grammy.com/news/rock-and-roll-over-music-legacy-and-mortality)

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

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Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

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Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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RockmaniaLive!

The Ultimate Classic Rock Experience

● Small Raise	❖ Beverly Hills, CA	🏷 Events
0	$0	$250k
Reservations	Raised	Reservation Goal

0% funded with 63 days left

Company (/startup/rockmanialive?preview=true)   **Team (/startup/rockmanialive/team?prev**

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Abbey Konowitch

FOUNDER, EXECUTIVE PRODUCER

20%+ Partner

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IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use (/terms) and Privacy Policy (/privacy), as may be amended from time to time without notice or liability.

US Investors: Investment opportunities posted and accessible through the Site are of two types: 1) JOBS Act Title IV - Regulation A+ offerings and 2) JOBS Act Title III – Regulation Crowdfunding offerings. Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section (https://help.startengine.com). Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly - differences in when an investor can resell the securities. In particular, securities purchased in a Title III Regulation Crowdfunding offering cannot be sold for one year from purchasee, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. ***Only invest an amount that you can afford to lose and will not impact your lifestyle.***

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

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RockmaniaLive!

The Ultimate Classic Rock Experience

● Small Raise	🏠 Beverly Hills, CA	🏷 Events
0	**$0**	**$250k**
Reservations	Raised	Reservation Goal

0% funded with 63 days left

▶ PLAY VIDEO

Offering Terms

Up to 1,000,000 shares of Common Stock.

Minimum purchase: One Thousand (1,000) shares @ $1.00 each for $1,000

Total Raise $1,000,000

We are offering a maximum of 1,000,000 shares of common stock ("Common Stock") on a "best efforts" basis. The target offering amount necessary to close this offering is $250,000. If we do not raise our target offering amount by November 26, 2016, no securities will be sold in this offering, investment commitments will be cancelled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to $1,000,000 on a first come, first served basis. See "Plan of Distribution" and "Securities Being Offered" for a description of our shares.

	Number of Shares	Price to Public (1)	Underwriting Discounts and Commissions (2)	Proceeds to Issuer (3)
Per Common Share	1	$1.00	$0.00	$0.975
Target Offering Amount	250,000	$250,000.00	$0.00	$243,750
Maximum Offering Amount	1,000,000	$1,000,000.00	$0.00	$975,000.00

- The fee for posting on StartEngine.Com is 5% of the total raised. This fee is being split between the Company and those participating in the offering. A 2.5% surcharge fee, $0.025 per share purchased, will be added to the investment for each share purchased. This surcharge is in addition to the share price and is not calculated as a portion of the target offering amount or maximum offering amount.
- We do not intend to use commissioned sales agents or underwriters.
- Does not include expenses of the offering, including professional fees, costs of blue sky compliance, escrow fees and the fees and costs of posting offering information on StartEngine.com. See "Use of Proceeds" and "Plan of Distribution".
- **Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.**
- **StartEngine will notify investors when the target offering amount has been met.**
- **If we reach the target offering amount prior to November 26, 2016, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**
- **If an investor does not cancel an investment commitment at least 48 hours prior to November 26, 2016, his or her funds will be released to us upon a closing of the offering and he or she will receive securities in exchange for his or her investment.**
- **If we notify investors of a material change to the offering and you do not reconfirm your investment commitment thereafter, your investment commitment will be cancelled and your committed funds will be returned to you.**

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 22(7) of Regulation Crowdfunding. For general information on investing, we encourage you to refer to www.investor.gov. (http://www.investor.gov/)

There is currently no trading market for our Common Stock and we cannot guarantee that such a trading market will ever exist.

These are speculative securities. A crowdfunding investment involves significant risks. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. See "Risk Factors" beginning on page 6.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Company (/startup/rockmanialive?preview=true)   Team (/startup/rockmanialive/team?previe

You should rely only on the information contained in this offering statement prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in this offering statement. This offering statement is an offer to sell only the Common Stock offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this offering statement is current only as of its date

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$0.00	USD	$0.00	USD
Cash & Cash Equivalents	$0.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$33,749.00	USD	$0.00	USD
Long-term Debt	$170,325.00	USD	$0.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$204,074.00	USD	$0.00	USD

Finances

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Offering Circular

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **RockmaniaLive!**:
Risk Factors

An investment in our Common Stock involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this offering circular, before investing in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our Common Stock could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Preliminary Stage Business

The Company was formed as a California limited liability company on January 29, 2015, and converted to a Delaware corporation in September 2016. While the Company has assembled its management team, created baseline content, and vetted the legal aspects of its business model, the Company has not yet generated revenue. The Company's proposed operations are subject to all business risks associated with new enterprises. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

Competition

The market for reimagined live performances of classic rock music is not new, and it features a group of established competitors along with recent more dynamic entrants targeted at a younger audience. While there can be no assurance that the Company's competitors will not develop content or programming that may be more popular than the Company's current or future assets, current competition does not offer the combined immersive high-quality audio/visual experience of RML. Existing competition is generally music-centric without a compelling visual component, and may be limited to a single band's catalogue or targeted toward a niche audience.

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Inadequacy of Funds

Company (/startup/rockmanialive?preview=true)   Team (/startup/rockmanialive/team?previe

Funds raised in this Offering will be used primarily for content development and event production targeted towards industry buyers and influencers. While a portion of the required funds will be acquired through a simultaneous convertible debt offering, additional capital may be raised through a future equity offering.

Management Discretion as to Use of Proceeds

The success of the Company will be substantially dependent upon the discretion and judgment of its management team with respect to application and allocation of the proceeds of this Offering.

Control by Majority Holder

The Company's majority owner, CEO and Board Chairman is, and will remain for the foreseeable future, Abbey Konowitch. While shares of Common Stock do include voting rights, investors will not be able to control the management of the Company.

Intellectual Property Rights

The Company is not aware of any intellectual property infringements with its product or service. If an outside party inferred an intellectual property infringement and we are not ultimately successful in defending ourselves against these claims in litigation, we may be required by a court to alter our content, production approach and/or marketing materials, which could interfere with show bookings, music and merchandise sales and licensing opportunities, or we may have to pay damages that could, in turn, harm our results of operations.

Dilution

The Company's Board of Directors (the "Board"), consisting of Abbey Konowitch, Rob Cavallo and three (3) other persons soon to be appointed and/or elected by Konowitch, has the authority to authorize the Company to issue additional shares of the Company's stock (including Common Stock and preferred stock) and to establish the rights and preferences with respect to such additional shares of stock, including liquidation preferences that may be senior to the Common Stock offered through this offering. In addition, the Company intends to reserve additional Common Shares for issuance under an equity incentive compensation plan to members of the Company's management team and consultants. The Company also has the ability to issue equity through shares of preferred stock with terms and preferences to be determined in the sole discretion of the Board. Preferred shares would likely be senior to the Company's Common Stock on liquidation and may have other preferential rights such as the right to appoint a member of the Company's Board of Directors or a right to receive a preferred return on investment. Such future issuances of preferred or Common Stock may dilute a purchaser's investment in this offering.

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Limited Transferability and Liquidity

Each Investor agrees that such Investor acquires the Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of the Common Stock. No public market exists for the Common Stock and no market is expected to develop.

Company (/startup/rockmanialive?preview=true)   Team (/startup/rockmanialive/team?previe

Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and are based on management's best estimate of the probable results of operations of the Company, and have not been reviewed by Company's independent accountants. These projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Additional Disclosures

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RockmaniaLive, Inc.
3112 Hutton Drive
Beverly Hills, CA 90210
www.rockmanialive.com

Rob Cavallo

Rock Mania Live is basically a great show, it's a great night out, and it's a way to see classic rock albums brought to life with the orchestra pumping. You'll have a multimedia show, you'll have great visuals, you'll have great music really the best music ever written. These arrangements are going to be fantastic because it's expressly the thing that we're putting all of our energy into, they're going to move you emotionally, it's going to be really big. you know when you're just in the zone of enjoying great great music? There's a team of people who are working on the visuals and it's just going to be something for you to look up at and see that's going to be just as informative as the music itself. I've had the good fortune of being the rock record producer over the last 25 years so I know every good player in town and we're hiring and casting actually the very best people who can cover and recreate this amazing music that we all know and love. With this crowdfunding campaign, we're helping to raise one million dollars. The million dollars will actually directly go into the creation of the show itself. It goes into the production, it goes into let's say art direction, lighting direction, this can play all over the world for decades to come.

Abbey Konowitch

The goal of Rock Mania Live was to create a credentialed performance. There are lots of shows out there that do classic rock tributes, none of them have Grammy award winning producers and arrangements. No one has the best orchestration, no one has the visual acumen of the people that we've hired. We're going for the cream de la cream, the best version by having David Campbell doing the orchestration, we're joining a group of people like Adele, the Rolling Stones, U2 and Paul McCartney, who have chosen David Campbell to do their orchestrations. So we know that we have on the music side the best possible people. We're creating symphonic rock arrangements of those great albums with real rock beats done by a top rock producer. Our first show is going to be Houses of the Holy. The centerpiece of the show will be the album but there will be great songs from Led Zeppelin throughout the night opening the show, closing the show, and throughout the album. You're going to hear bombastic arrangements and beautiful music, images that surround you that come at you and then enhance the music if you can remember what it was like the first time you heard some of these albums. This will be a mindblower. The idea of Rock Mania Live is not a one off night, it's not a one off tour, it's a property that we're going to be building that will be able to last for decades. For a minimum investment of $1000, you get to own a little bit of rock history. You can be an owner in a global music franchise. Long after these artists are gone, their music will be a legacy. and we want to tap into that legacy with Rock Mania Live and have the legacy of Pink Floyd, Queen, The Who, Elton John, AC/DC, live on forever.